First Wave BioPharma, Inc.

777 Yamato Road, Suite 502

Boca Raton, FL 33431

July 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Lauren S. Hamill

Re:	First Wave BioPharma, Inc. Registration Statement on Form S-1 Filed June 5, 2023 File No. 333-272404

Dear Ms. Hamill:

First Wave BioPharma, Inc. (the “Company”), is hereby responding to the comment (the “Comment”) provided orally by you (the “Staff”) on July 10, 2023 regarding the Company’s Registration Statement on Form S-1, filed with the Commission on June 5, 2023, as amended on July 7, 2023 (the “Original Registration Statement”). In response to the Comment, the Company is filing today Amendment No. 2 to the Original Registration Statement (as so amended, the “Registration Statement”).

The Comment requested that the Company amend the Original Registration Statement to state in the heading of the cover page of the preliminary prospectus the number of warrants being registered. After consultation with our counsel and counsel to the placement agent, we respectfully request that the Staff consider accepting the revised narrative language in the Registration Statement with respect to the structure of the offering to clarify that the offering is for one share of common stock (or pre-funded warrant in lieu thereof) and common warrants to purchase two shares of common stock. As the Company is not offering a number of warrants but rather warrants to purchase a number of shares of common stock, we believe that stating the number of warrants being registered in the heading of the preliminary prospectus as requested by the Comment will confuse investors about the structure of the offering. Our counsel and the placement agent have advised the Company that this presentation is consistent with that used in other similar transactions.

Securities and Exchange Commission

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Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382 or the undersigned at (561) 589-7011 with any questions regarding the contents of this letter or the Registration Statement.

Very truly yours,

/s/ James Sapirstein

James Sapirstein

President and Chief Executive Officer

cc: John D. Hogoboom